SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated June 30, 2017

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐     No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐     No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐     No: ☒

Enclosures:

Nokia stock exchange release dated June 30, 2017: Nokia appoints Gregory Lee to head Nokia Technologies and as member of the Nokia Group Leadership Team

Nokia appoints Gregory Lee to head Nokia Technologies and as member of the Nokia Group Leadership Team

Nokia Corporation

Stock exchange release

June 30, 2017 at 09:30 (CET +1)

Nokia appoints Gregory Lee to head Nokia Technologies and as member of the Nokia Group Leadership Team

Espoo, Finland — Nokia today announced the appointment of Gregory Lee, a proven consumer technology and innovation leader, as President of Nokia Technologies and as member of the Group Leadership team, with immediate effect.

Lee joins Nokia after a 13-year career at Samsung Electronics, where he most recently served as President and CEO, Samsung Electronics, North America, with a focus on driving fast growth, profitability and operational excellence. In this capacity, Lee led all of Samsung’s businesses for North America, managing a portfolio of products including mobile phones and consumer electronics, as well as those in new market segments such as digital health, virtual reality devices and digital content.

“We have chosen the right leader to take Nokia Technologies forward at a time of renewed excitement about the Nokia brand around the world,” said Rajeev Suri, President and Chief Executive Officer of Nokia. “Gregory’s passion for innovation and operational excellence, along with his proven ability to build and lead global consumer technology businesses, make him well suited to advance Nokia’s efforts in virtual reality, digital health and beyond.”

“I am excited by the opportunity to lead Nokia Technologies,” said Lee. “The Nokia Technologies team has produced innovative products and solutions in dynamic, high growth segments of the consumer technology market, and I am honored to be in a position to help build on this success in the future.”

A graduate of the University of California at San Diego, where he earned a Bachelor of Science degree in Biochemistry, Lee has held numerous product, technology and marketing leadership roles over the course of a career spanning nearly three decades. He previously served as Samsung’s Global Chief Marketing Officer, as well as President and CEO of Samsung Electronics Southeast Asia and President and CEO of Samsung Telecommunications America. Prior to his time at Samsung, Lee led product development, sales and strategic initiatives for global consumer brands including Johnson & Johnson, Kellogg’s and Procter & Gamble.

Lee will be based in California, reporting to Suri. Accordingly, the Group Leadership would, effective as of June 30, 2017, consist of the following members: Rajeev Suri (Chairman), Basil Alwan, Hans-Juergen Bill, Kathrin Buvac, Ashish Chowdhary, Barry French, Bhaskar Gorti, Federico Guillén, Gregory Lee, Igor Leprince, Monika Maurer, Kristian Pullola, Marc Rouanne, Maria Varsellona and Marcus Weldon.

Additional background on all members of the GLT can also be found at:

http://www.nokia.com/en_int/investors/corporate-governance/group-leadership-team

nokia.com

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

FORWARD-LOOKING STATEMENTS
It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding:  A) our ability to integrate Alcatel-Lucent into our operations and achieve the targeted business plans and benefits, including targeted synergies in relation to the acquisition of Alcatel-Lucent; B) expectations, plans or benefits related to our strategies and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in organizational and operational structure as well as changes in our Group Leadership Team; E) expectations regarding market developments, general economic conditions and structural changes; F) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, reportable segments, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; and G) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions.

These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business and correctly identify and successfully pursue business opportunities or growth; 2) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of the Alcatel-Lucent acquisition, and our ability to implement our organizational and operational structure as well as changes in our Group Leadership Team efficiently; 3) general economic and market conditions and other developments in the economies where we operate; 4) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies after the acquisition of Alcatel-Lucent; 5) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 6) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent licensing income and IPR-related revenues, particularly in the smartphone market; 7) Nokia Technologies’ ability to generate net sales and profitability through licensing of the Nokia brand, particularly in virtual reality, digital media and digital health, and the development and sales of products and services, as well as other business ventures which may not materialize as planned, 8) our ability to retain, motivate, develop and recruit appropriately skilled employees, as well as the risk factors specified on pages 67 to 85 of our annual report on Form 20-F filed on March 23, 2017 under “Operating and financial review and prospects-Risk factors”, and in Nokia’s other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2017	Nokia Corporation

	By:	/s/ Jussi Koskinen
		Name:	Jussi Koskinen
		Title:	Vice President, Corporate Legal